EXHIBIT 11

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE
(Unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2001	2002	2001

	(Dollars and shares in millions except per-share data)

BASIC

Net income	$658.5	$827.7	$1,287.7	$1,634.5

Average number of common shares outstanding	1,077.3	1,077.1	1,077.1	1,077.6

Contingently issuable shares	—	—	.1	.2

Adjusted average shares	1,077.3	1,077.1	1,077.2	1,077.8

Basic earnings per share	$.61	$.77	$1.20	$1.52

DILUTED

Net income	$658.5	$827.7	$1,287.7	$1,634.5

Average number of common shares outstanding	1,077.3	1,077.1	1,077.1	1,077.6

Incremental shares – stock options and contingently issuable shares	9.1	14.3	9.8	14.1

Adjusted average shares	1,086.4	1,091.4	1,086.9	1,091.7

Diluted earnings per share	$.61	$.76	$1.18	$1.50